UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Genenta Regains Compliance with Nasdaq Minimum Bid Price Requirement

On June 15, 2026, Genenta Science S.p.A. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities on Nasdaq to maintain a minimum bid price of $1.00 per share.

As previously disclosed in the Current Report on Form 6-K of the Company filed on April 14, 2026 with the U.S. Securities and Exchange Commission, on April 10, 2026, Nasdaq notified the Company that the closing bid price of the Company’s American Depositary Shares (“ADSs”) had been below $1.00 per share over the previous 30 consecutive business days and that the Company was therefore not in compliance with the minimum bid price requirement. Nasdaq has now determined that, for the 10 consecutive business days from June 1, 2026 through June 12, 2026, the closing bid price of the Company’s ADSs was at or above $1.00 per share. Accordingly, Nasdaq has formally notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and that the matter is closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: June 16, 2026